Exhibit 12.1

Farmers Capital Bank Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited

		Nine months ended September 30,	Twelve months ended December 31,
		2008	2007	2006	2005	2004	2003

	Earnings
1.	Pretax income - continuing operations	2,577	19,914	17,025	18,323	16,063	15,383
2.	Fixed charges (includes interest on deposits)	42,199	56,241	41,608	24,514	16,779	17,648
3.	Total earnings including interest on deposits	44,776	76,155	58,633	42,837	32,842	33,031
4.	Interest on deposits	(29,791)	(45,157)	(32,554)	(19,130)	(13,381)	(14,538)
5.	Total earnings excluding interest on deposits	14,985	30,998	26,079	23,707	19,461	18,493

	Fixed Charges
6.	Interest expense	42,051	56,039	41,432	24,409	16,729	17,565
7.	Interest estimate - rental expense	148	202	176	105	50	83
8.	Total fixed charges including interest on deposits	42,199	56,241	41,608	24,514	16,779	17,648
9.	Interest on deposits	(29,791)	(45,157)	(32,554)	(19,130)	(13,381)	(14,538)
10.	Total fixed charges excluding interest on deposits	12,408	11,084	9,054	5,384	3,398	3,110

	Ratio of Earnings to Fixed Charges:
	Excluding Interest on Deposits (line 5 divided by line 10)	1.2	2.8	2.9	4.4	5.7	5.9
	Including Interest on Deposits (line 3 divided by line 8)	1.1	1.4	1.4	1.7	2.0	1.9